Exhibit 99.3

DoubleDown Interactive’s Undead World: Hero Survival Launches Worldwide

SEATTLE, WASHINGTON – September 28, 2021 — DoubleDown Interactive (NASDAQ: DDI), a leading developer and publisher of digital social casino games, announced the worldwide launch of its first-ever RPG, Undead World: Hero Survival, a zombie apocalypse game that features hero-collecting and idle gameplay. The game launched on September 27, 2021 and marks a departure from the social casino genre for the company.

“It has been great to see the reception Undead World: Hero Survival has received so far in its initial, limited release,” said In Keuk Kim, CEO of DoubleDown. “We are excited to open the game to the larger audience. Even as we celebrate the milestone of worldwide release, we are enjoying the work of developing new content for future updates.”

Concurrent with the worldwide release, DoubleDown Interactive released a major content update, introducing three brand-new heroes, a new mini-game, and the ability to ascend heroes to higher ranks. Regular updates will follow, adding new heroes to collect, new areas to explore, and more stages to advance the campaign and deepen the story of Undead World: Hero Survival.

Undead World: Hero Survival is now available on Android and iOS devices.

Players can download the game on Google Play at: https://bit.ly/3tvlBna

Players can download the game on the iOS App Store at: https://apple.co/3u1qYer

For more information, please visit http://undeadworld-herosurvival.com/

Follow the latest activity on Undead World: Hero Survival’s social media pages:

Twitter: https://twitter.com/undeadworld_hs

Facebook: https://www.facebook.com/undeadworldherosurvival

YouTube: https://www.youtube.com/channel/UCAmMhK1HhMhSuBDrVM6_4ZA/featured

About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 408-7545

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com